# Articles of Incorporation

A set of formal documents filed with the Secretary of State to legally document the creation of a new business entity.






**STATE *of* DELAWARE**
**CERTIFICATE *of* INCORPORATION**
**A STOCK CORPORATION**


**ARTICLE I.**

The name of this Corporation is VALLEY CENTER WELLNESS CORP..

**ARTICLE II.**

Its registered office in the State of Delaware is to be located at 254 Chapman Rd, Ste 209, Newark DE 19702. The county of the registered office is NEW CASTLE. The registered agent in charge thereof is REPUBLIC REGISTERED AGENT LLC.

**ARTICLE III.**

The total number of shares of common stock that the corporation shall be authorized to issue is 7499999 at $0.01 par value.

**ARTICLE IV.**

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

**ARTICLE V.**

The name and mailing address of the incorporator is Lovette Dobson at 17350 State Hwy 249 #220, Houston, TX 77064.

**I, the undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand and executed this Certificate of Incorporation on the date below.

**Dated:** April 10, 2025

*Lovette Dobson*

Lovette Dobson, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered   09:11 AM 04/11/2025
FILED   09:11 AM 04/11/2025
SR  20251518815  -  File Number  10161025